Exhibit 99.1

News Release

February 20, 2020

Oyu Tolgoi to Proceed to International Arbitration on Tax Dispute

Turquoise Hill Resources today announced that Oyu Tolgoi LLC (Oyu Tolgoi) has been unable to reach a resolution of its previously-announced dispute with the Mongolian Tax Authority (MTA) with respect to the MTA’s tax assessment, and will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Oyu Tolgoi Investment Agreement (Investment Agreement) entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for an UNCITRAL arbitration seated in London before a panel of three arbitrators.

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

Turquoise Hill remains of the opinion that Oyu Tolgoi has paid all taxes and charges required to be paid under the Investment Agreement, the Amended and Restated Shareholders’ Agreement, the Underground Mine Development and Financing Plan and Mongolian law.

By agreeing to resolve the dispute under the UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on the parties and that the parties shall carry out the award without delay.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding the construction and timing of construction and operation of the Tavan Tolgoi Power Plant, the expectations set out in the Tavan Tolgoi Power Plant Feasibility Study, anticipated sources of power for the Oyu Tolgoi mine and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation, development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, the risk that certain commercial uncertainties relating to the Tavan Tolgoi Power Plant may not be resolved, including with the Government of Mongolia, with respect to land rights, funding, back-up power, accession of Oyu Tolgoi to the TTPP Investment Agreement and the extension of the existing Electricity Purchase and Sale agreement between IMPC and NPTG; copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2019 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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